FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	April	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM to Host BlackBerry World Conference from May 3 - 5	3
2.	RIM TO HOST CAPITAL MARKETS DAY AT BLACKBERRY WORLD 2011	1

Document 1

April 18, 2011

FOR IMMEDIATE DISTRIBUTION

RIM to Host BlackBerry World Conference from May 3 - 5

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) will host the BlackBerry World™ conference from May 3-5, 2011 in Orlando, Florida. BlackBerry World delivers the latest information surrounding the BlackBerry platform to business leaders, IT professionals, BlackBerry Channel Partners, software vendors and solution providers.

BlackBerry World will provide attendees with the opportunity to receive first-hand advice from industry experts, network with peers and get an in-depth view of BlackBerry products and services. It will feature keynotes from some of today’s leading mobile thinkers, over 100 breakout sessions, Hands-on Labs, BlackBerry training, certification opportunities and more.

Over 150 sponsors from across the industry are expected to be on hand to demonstrate and discuss their products and services within the Solutions Showcase. BlackBerry World attendees will also have opportunities to gain valuable hands-on experience with the latest BlackBerry products, including the new BlackBerry® PlayBook™ tablet.

BlackBerry World 2011 platinum sponsors include Adobe, CSC, IBM and SAP. Gold sponsors include 20:20mobile, AT&T, BoxTone, Brightpoint, Brightstar, Cisco, EMS, Fixmo, HP, Mitel Networks, Open Text, Sprint, Tata Consultancy Services, T-Mobile USA, Verizon Wireless, VOX Mobile, and Zenprise. For a full list of sponsors, please visit: http://www.blackberryworld.com/sponsors.

Tracks and Sessions
WES Tracks: The Wireless Enterprise Symposium (WES) tracks at BlackBerry World will provide attendees with insights from industry analysts and other experts into how the BlackBerry® solution meets today's business, IT, and development needs.

The WES tracks at BlackBerry World include:
•	The BlackBerry Solution for your Organization and Industry
•	BlackBerry Products and Deployments
•	Mobilizing the Enterprise for Maximum Business Impact
•	Mobile Strategy: The Key Trends Shaping Decisions in 2011
•	Mobile Solution Leaders

More details on these sessions are available at: http://www.blackberryworld.com/content/tracks-and-sessions/wes.

Channel Tracks: BlackBerry Channel Partners can choose from several exclusive tracks to help them increase their knowledge about the BlackBerry solution, discuss business opportunities, and explore best practices. Channel Partners include global carriers/wireless operators, carrier affiliates, dealers, national retailers, distributors, and IT resellers.

-More-

The Channel tracks at BlackBerry World include*:
•	Tapping Into the Consumer Market
•	Targeting the Enterprise Opportunity
•	Gaining Competitive Edge in the Small to Medium Sized Market
•	Everything BlackBerry

Also available this year for the BlackBerry Channel Partner community is the BlackBerry Channel Partner General Session, which will be held Tuesday May 3rd at 1:00pm.

More details on these sessions are available at: http://www.blackberryworld.com/content/tracks-and-sessions/channel.

* Access to the Channel Track Breakout Sessions is granted by invite-only.

BlackBerry Alliance Summit: The BlackBerry Alliance Summit will also be held in advance of BlackBerry World on Monday May 2, 2011 and is an exclusive event for BlackBerry Alliance Members.  BlackBerry Alliance Members will receive updates on the BlackBerry platform, and will have the opportunity to connect with RIM business development teams. BlackBerry Alliance Members include ISVs, content providers, developers, system integrators, hosters, professional services providers, and platform partners.

BlackBerry Alliance Members can find out more about the BlackBerry Alliance Summit at: http://www.blackberryworld.com/blackberry-alliance-summit.

Find out more about BlackBerry World at www.blackberryworld.com

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

Document 2

April 18, 2011
FOR IMMEDIATE RELEASE

RIM TO HOST CAPITAL MARKETS DAY AT BLACKBERRY WORLD 2011

Waterloo, Ontario - Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will host its 2011 Capital Markets Day at BlackBerry World 2011 on Monday, May 2, 2011 beginning at 9:30 a.m. EST. This event will be webcast and can be accessed on RIM's web site at http://www.rim.com/investors/events/index.shtml. A replay of the webcast will also be available on the website for two weeks following the event.

For more information about BlackBerry World 2011, please visit: www.blackberryworld.com

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Media Contact Marisa Conway Brodeur Partners (PR Agency for RIM) (212) 336-7509 mconway@brodeur.com	Investor Contact RIM Investor Relations (519) 888-7465 investor_relations@rim.com

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	April 18, 2011	By:	/s/ Brian Bidulka
(Signature)
Brian Bidulka Chief Financial Officer